Defined Asset Funds®

Select S&P Industrial Portfolio

Strategic Investing in Large-Cap Companies...

 **Merrill Lynch**



One way to select sound investments is to choose them from a recognized index — another is to use a disciplined, quantitative selection strategy. Defined Asset Funds® has a portfolio that does both. If you want to balance your holdings with a group of attractive stocks that offer high dividend yields from established, large-cap companies, we can help with our...

Select S&P Industrial Portfolio

The S&P Industrial Index

This Index tracks industrial stocks from the S&P 500*, currently representing about 375 companies. The S&P 500 is a capitalization-weighted index of 500 stocks selected for market size, liquidity and industry group representation. It holds industrials, utilities, financials and transportation stocks, and is widely used as a benchmark of U.S. equity performance.

The Strategy

The Select S&P Industrial Portfolio singles out stocks from the S&P Industrial Index for a combination of capital appreciation potential and current dividend income.

This value-oriented Portfolio seeks total return through a contrarian strategy of selecting 15 Index stocks with high dividend yields and holding them for about one year.

The Selection Process

The Select S&P Industrial Portfolio looks for potential values in the equity market by investing in companies from the S&P Industrial Index that may be currently out of favor. It does this through a disciplined four-part screening process:

1. *Defining the Universe:* We begin with the S&P Industrial Index, a subset of the S&P 500 Index that includes only industrial stocks. We then remove any stocks that are also in the Dow Jones Industrial Average* (DJIA).

2. *Quality Screen:* We only consider stocks that are ranked "A+" or "A" by Standard & Poor's* Earnings and Dividend Rankings for Common Stock. Standard & Poor's determines these stock rankings using a computerized system that focuses primarily on the growth and stability of per-share earnings and dividends. It then assigns a symbol to each stock, from "A+" for the highest-ranked stocks to "D" for stocks Standard & Poor's considers to be the most speculative. These rankings differ from credit-worthiness rankings of bonds and are not intended to predict stock price movements.

3. *Market Capitalization:* We then rank the stocks by market capitalization and eliminate the lowest 25%. This allows the Portfolio to avoid smaller, less-liquid issues.

4. *Dividend Yield:* Finally, we rank the remaining stocks according to dividend yield. From this group we select the 15 highest-dividend-yielding stocks for the Portfolio, whose prices may be undervalued.

Long-Term Investing

The Select S&P Industrial Portfolio is based on a disciplined strategy. Each year, we intend to reapply the screening process to select a new Portfolio. At that time, you can choose either to redeem your investment, or roll your proceeds into the next Portfolio, if available, at a reduced sales charge. Although each Portfolio is a one-year investment, we recommend you stay with the Strategy for at least three to five years for potentially more consistent results. Investors should consider their ability to pursue investing in successive portfolios.

Past Performance of Prior Select S&P Industrial Portfolios

Past performance is no guarantee of future results.

| | From Inception Through 12/31/00 (including annual rollovers) | | Most Recently Completed Portfolio | |
Series	Inception Date	Return	Period	Return
A	1/22/97	6.36%	2/17/99–3/24/00	-19.41%
B	2/24/97	5.84	3/29/99–4/28/00	-19.95
C	4/21/97	7.17	5/3/99–6/2/00	-19.06
D	6/9/97	3.20	6/21/99–7/21/00	-23.06
E	7/21/97	2.21	8/2/99–9/1/00	-19.64
F	9/8/97	7.01	9/20/99–10/20/00	-8.80
G	10/20/97	3.51	11/1/99–12/11/00	-5.04
H	12/2/97	4.65	12/14/98–1/14/00	-10.68
J	1/8/98	4.14	1/11/99–2/11/00	-25.77

The chart above shows average annual total pre-tax returns which represent price changes plus dividends reinvested, divided by the initial public offering price, and reflects deduction of maximum sales charges and expenses. *From Inception* returns differ from *Most Recently Completed Portfolio* returns because the former figures reflect different performance periods and a reduced sales charge on annual rollovers.

Select S&P Industrial Portfolio — 2001 Series A[†]

	Name of Issuer	Symbol	Current Dividend Yield[‡]
1.	ConAgra Foods, Inc.	CAG	4.61%
2.	Pitney Bowes, Inc.	PBI	3.27
3.	PPG Industries, Inc.	PPG	3.03
4.	Newell Rubbermaid, Inc.	NWL	2.88
5.	Albertson's, Inc.	ABS	2.65
6.	The Clorox Company	CLX	2.52
7.	ALLTEL Corporation	AT	2.43
8.	The May Department Stores Company	MAY	2.32
9.	Textron, Inc.	TXT	2.20
10.	Emerson Electric Company	EMR	2.19
11.	Rohm and Haas Company	ROH	2.12
12.	Johnson Controls, Inc.	JCI	1.80
13.	Avon Products, Inc.	AVP	1.78
14.	Abbott Laboratories	ABT	1.76
15.	Bristol-Myers Squibb Company	BMY	1.74

The Portfolio does not reflect the research opinions or any buy or sell recommendations of any of the Sponsors.

Hypothetical Past Performance of the Strategy (not any Portfolio)

28-Year Annual Total Returns

Strategy returns are net of sales charges and expenses.[§]

Year	Strategy[§]	DJIA	S&P 500 Index	S&P Industrial Index	Year	Strategy[§]	DJIA	S&P 500 Index	S&P Industrial Index
1973	-20.16%	-13.12%	-14.66%	-14.61%	1988	41.87	15.95	16.58	15.80
1974	-5.42	-23.14	-26.47	-26.54	1989	35.24	31.71	31.11	29.30
1975	40.48	44.40	36.92	36.78	1990	0.87	-0.57	-3.20	-0.84
1976	30.74	22.72	23.53	22.59	1991	26.92	23.93	30.51	30.39
1977	-6.60	-12.71	-7.19	-8.20	1992	11.39	7.34	7.67	5.63
1978	5.96	2.69	6.39	7.50	1993	2.19	16.72	9.97	8.90
1979	26.34	10.52	18.02	18.40	1994	11.30	4.95	1.30	3.75
1980	18.11	21.41	31.50	32.98	1995	36.52	36.48	37.10	34.26
1981	7.57	-3.40	-4.83	-6.69	1996	12.14	28.57	22.69	22.70
1982	25.74	25.79	20.26	20.14	1997	33.18	24.78	33.10	30.80
1983	24.58	25.68	22.27	22.79	1998	14.98	18.00	28.34	33.43
1984	12.22	1.06	5.95	4.09	1999	-13.16	27.01	20.89	25.66
1985	29.83	32.78	31.43	30.08	2000	12.50	-4.74	-9.03	-16.09
1986	28.63	26.91	18.37	18.54	Average	14.76%	12.96%	12.78%	12.58%
1987	2.43	6.02	5.67	9.13					

Average Annual Total Returns

For periods ending 12/31/00	1 year	5 year	10 year	15 year	20 year	25 year
Strategy[§]	3.65%	10.70%	13.83%	16.04%	16.93%	16.36%
DJIA	12.60%	18.03%	17.68%	16.90%	16.53%	14.79%
S&P 500 Index	12.17%	18.18%	17.34%	15.91%	15.50%	15.12%
S&P Industrial Index	12.05%	17.69%	16.78%	15.83%	15.18%	14.89%

Hypothetical past performance of the Strategy is no guarantee of future performance of any Portfolio. There can be no assurance that any Portfolio will outperform either index. The Strategy would have underperformed the DJIA in 11, the S&P 500 Index in 11 and the S&P Industrial Index in 10 of the last 28 years.

Returns shown represent price changes plus dividends reinvested at year ends, divided by the initial public offering price, and do not reflect deduction of any commissions or taxes. Portfolio performance will differ from the Strategy because Portfolios are established and liquidated at different times during the year, they normally purchase and sell stocks at prices different from those used in determining Portfolio unit price, they are not fully invested at all times, stocks may not be weighted equally and Strategy returns do not reflect deduction of commissions.

* "Standard & Poor's", "S&P" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Defined Asset Funds. The Portfolio is not sponsored, managed, sold or promoted by Standard & Poor's. The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc.

† Initial date of deposit — March 12, 2001.

‡ Current dividend yield for each stock was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend received on that stock and dividing the result by its market value as of the close of trading on March 9, 2001. There can be no assurance that future dividends, if any, will be maintained at the indicated rates.

§ Net of Portfolio sales charges (2.50% for the first year, 1.50% for each subsequent year), creation and development fee and estimated expenses.



QUANTITATIVE RESEARCH & INDEX

Institutional Holdings Portfolio

S&P 500 Trust

S&P MidCap Trust

Select S&P Industrial Portfolio

Select Growth Portfolio

Select Ten Portfolio (DJIA)

Standard & Poor's Intrinsic Value Portfolio

United Kingdom Portfolio
(Financial Times Index)

SECTOR

Biotechnology Portfolio

Broadband Portfolio

Energy Portfolio

Financial Services Portfolio

Health Care Trust

Internet Earnings Portfolio

Media Portfolio

Real Estate Income Fund

Tele-Global Trust

Utility Portfolio

FUNDAMENTAL RESEARCH

Baby Boom Economy Portfolios℠

Earnings Growth Consistency Portfolio

European Growth Portfolio

Premier American Portfolio

Premier World Portfolio

Western Premier Portfolio

FIXED INCOME

Corporate Funds

Government Funds

Municipal Funds

Defining Your Risks

Please keep in mind the following factors when considering this investment. Your financial professional will be happy to answer any questions you may have.

- This Portfolio is designed for investors who can assume the risks associated with equity investments, and may not be appropriate for investors seeking capital preservation or high current income.

- There can be no assurance that this Portfolio will meet its objective, that dividend rates will be maintained, that the unit price will not decrease or that this Portfolio will outperform any of the indices.

- The value of your investment will fluctuate with the prices of the underlying stocks. Stock prices can be volatile.

- These stocks may have higher yields because they or their industries are experiencing financial difficulties or are out of favor. There can be no assurance that the market factors that caused these relatively low prices will change.

- Stocks in this Portfolio were chosen for characteristics such as value and quality, which may be at odds with those of the stocks driving the market at any given time.

Tax Efficiency

When seeking capital appreciation, managing tax liability on capital gains can be vital to your overall return. By holding this Fund for more than one year, individuals may be eligible for favorable federal tax rates on any net long-term capital gains (currently no more than 20%).

Generally, dividends and any gains will be subject to tax each year, whether or not reinvested. However, on rollovers to future Portfolios, if available, certain investors may defer recognition of gains and losses on stocks that are transferred to the new Portfolio. Please consult your tax advisor concerning state and local taxation.

Defining Your Costs

You will pay an initial sales charge of about 1% the first time you buy. In addition, you'll pay a deferred sales charge of $15.00 per 1,000 units.

Add Value To Your Portfolio Today!

You can get started with $250. This Fund is eligible for purchase through Unlimited Advantage℠ accounts, in which Unlimited Advantage fees apply in lieu of traditional sales charges. Call your financial professional to learn how the Select S&P Industrial Portfolio may help to meet your personal investment goals and how it may be appropriate for your IRA account. You may request a free prospectus containing more complete information, including sales charges, expenses and risks. You may also download a prospectus from our Web site address listed above. *Please read the prospectus carefully before you invest or send money.*

The information in this brochure is not complete and may be changed. We may not sell the securities of the next Portfolio until the registration statement filed with the Securities and Exchange Commission is effective. This brochure is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where their offer or sale is not permitted.

Unitholder Fees	Maximum as a % of the Amount Invested
Creation and Development Fee (0.250% of net assets)	0.30%
Sales Charges	2.50%
Total Maximum Sales Charges (including Creation and Development Fee)	2.80%

If you sell your units before termination, any remaining balance of your deferred sales charge will be deducted, along with the estimated costs of selling Portfolio securities, from the proceeds you receive. If you roll over to a successor Portfolio, if available, the initial sales charge on that Portfolio will be waived. You will only pay the deferred sales charge.

Portfolio Expenses	Amount per 1,000 Units
Estimated Operating Expenses (0.221% of net assets)	$2.19
Estimated Organization Costs	$1.34

Volume Purchase Discounts

For larger purchases, the initial sales charge (but not the Creation and Development Fee) is reduced to put more of your investment dollars to work for you. The deferred sales charge will not change.

If You Invest:	Your Initial Sales Charge Will Be:[‖]
Less than $50,000	1.00%
$50,000 to $99,999	0.75
$100,000 to $249,999	0.25
$250,000 to $999,999	0.00

If you invest $1,000,000 or more, you will not pay any initial sales charge, and will receive additional units, effectively reducing your deferred sales charge to 0.75% of your investment.

[‖] These percentages are based on a unit price of $1,000 per 1,000 units and will vary as the unit price changes.



11579BR–3/01

© 2001 Merrill Lynch, Pierce, Fenner & Smith Incorporated. Member SIPC.
Defined Asset Funds is a registered service mark of Merrill Lynch & Co., Inc.